INTERNAL REVENUE SERVICE                  DEPARTMENT OF THE TREASURY

Index Number:     61.00-00, 61.03-00      Washington, D.C. 20224
                  61.43-00, 451.01-00


Patricia A. Rado                          Person to Contact:
Vice-President & Controller               Thomas M. Preston (50-05811)
Public Service Enterprise Group and       Telephone Number:
Subsidiaries                              (202) 622-4443
80 Park Place                             Refer Reply to:
Newark, N.J. 07101                        CC:DOM:Fl&P:2-PLR-110566-99
                                          Date: JUL 23, 1999




Legend


Parent               =     Public Service Enterprise Group
                           EIN:  22-2625848
Company              =     Public Service Electric & Gas Company
                           EIN:  22-1212800
State A              =     New Jersey
State B              =     Delaware
Statute              =     Electric Discount and Energy Competitor Act
a                    =     2.4 billion
-
b                    =     2.525 billion
-
c                    =     0.5
-
d                    =     15
-
e                    =     17
-
f                    =     5
-


Dear Ms. Rado:

      This letter is in reply to your letter dated June 9, 1999, and other correspondence, asking the Internal Revenue Service to rule on the transaction described below.


                                   FACTS

      Parent is the common parent of an affiliated group of corporations that includes Company. Parent files a consolidated return for the group.

      Company, a calendar year taxpayer that uses the accrual method of accounting, is an investor-owned electric utility in State A. Company generates, transmits, and distributes electricity to residential, commercial, and industrial customers within a designated territory. Company has the exclusive right to sell electricity at retail within its territory and is regulated by State A's board of public utilities (BPU) and the Federal Energy Regulatory Commission.

      State A is deregulating its electric industry. As a result, Company's customers will be allowed to contract directly with alternative suppliers of electricity, and Company will compete with other parties to sell electricity.

      In a competitive market some of Company's generation facilities will have values substantially below their book value and some of its contracts to purchase electricity will be at rates above the market price. To enable Company to recover the net uneconomic portions of its prudently incurred costs of generation-related assets and obligations (Transition Costs), State A enacted Statute and the BPU issued orders allowing Company to collect nonbypassable charges from consumers of electricity located in Company's territory. The charges will be based, in part, on the amount of electricity purchased by the consumer, whether from the Company or from an alternative supplier.

      Under Statute, a portion of Company's Transition Costs may be recovered by collecting separate, nonbypassable, usage-based charges called Transition Bond Charges (TBCs) and by issuing securities that will be secured by Company's right to collect the TBCs. The TBCs will be collected from consumers of electricity located in Company's territory. To obtain the authority to collect TBCs and to issue securities, Company must apply for a financing order from the BPU.

      Under a financing order, TBCs to be collected by Company will be generally based on the actual electricity usage of each affected consumer. Actual collection of TBCs will vary from expected collections due to a number of factors including power usage and delinquencies. The Financing Order will require the adjustment of the TBC charge at least annually. Under Statute, the right to collect TBCs is separate property right (Bondable Transition Property).


                            PROPOSED TRANSACTION

      The BPU has issued a Recovery Order authorizing the recovery of Company's Transition Costs. The Recovery Order specifies that $a of a Company's Transition Costs are eligible for bond financing.

      Company has applied to the BPU for a Financing Order authorizing the issuance of the Notes in an aggregate principal amount not to exceed $b. The Financing Order will authorize TBCs in an amount needed to service the Notes, pay transaction costs, and provide for credit enhancement. The Financing Order will create Bondable Transition Property in the right to collect the TBCs and will provide that the Bondable Transition Property may be assigned to a special purpose entity (SPE).

      In the Recovery Order, the BPU has also granted Company the authority to recover the federal income taxes and state corporate business taxes it will incur as it bills customers for TBCs. Company's tax liability will be collected under separate, non-bondable charges (Tax Charges).

      Company will form the SPE under State B law as a bankruptcy remote, limited liability company for the special purpose of effectuating the Proposed Transaction. The SPE will use the accrual method of accounting. Company will be the sole member of the SPE. The SPE will not elect to be treated as an association taxable as a corporation under section 301.7701-3(b)(1) of the Procedure and Administration Regulations. Company will contribute, as equity to the SPE, cash equal to c percent of the total issue price of the Notes.

      Pursuant to the Financing Order, Company will transfer the Bondable Transition Property to the SPE. The SPE will issue and sell Notes to investors not to exceed the aggregate principal amount of $b. The proceeds from the issuance of the Notes, net of issuance costs, will be transferred to Company in consideration for the Bondable Transition Property.

      The Issuer will initially issue one series of Notes to investors (Series A-1). Series A-1 will be divided into sequential classes, each with a different legal maturity date. Company expects that the Notes will have scheduled maturity dates of no more than d years, and legal maturity dates of no more than e years. Scheduled maturity is the date on which the final principal payment is expected to be paid; legal maturity is the date on which nonpayment is a default.

      Interest on Series A-1 will be payable quarterly or semiannually at rates that are based on yields commensurate with similarly rated debt obligations of comparable weighted average lives. The Notes are expected to be sold at or near par value.

Principal payments will be scheduled to be made quarterly or semiannually and will be applied in sequential order to each class of Series A-1 until the outstanding principal balance of the class is reduced to zero.

      Series A-1 will be subject to an optional "clean-up" call (i.e., early payment of all outstanding principal and accrued interest) when the outstanding principal of the series declines to less than f percent of the original issue price of the series. Because the classes will be allocated principal payments in sequential order, the clean-up call for Series A-1 will apply only to the classes with the longest maturities.

      Initially, Company will service the consumer accounts that are subject to the TBCs. As Servicer, Company will, on a monthly basis, bill and collect TBCs, remit collected TBCs to the SPE, and retain all books and records regarding the TBCs, subject to the SPE's right of inspection. Company will retain all investment income earned on the TBCs between the time they are collected and the time they are remitted to the SPE. Only in the event that Company fails satisfactorily to perform its servicing functions will Company be subject to replacement as Servicer. Company's ability to resign as Servicer will be restricted.

      It is possible that third-party suppliers (TPS) may bill and collect payments (including TBCs) from customers. In that event, the Servicer will bill the TPS for the full amount of TBCs, based on the amount of electricity delivered by Company, and other charges owed to the Company in its individual capacity. TPS may be required to take additional steps designed to reduce commingling risks, including providing a cash deposits of two months' estimated collections. Nonetheless, in all events, the amounts paid will be based on electricity usage.

      The TBCs will be set to provide for recovery of the costs associated with billing and collecting the TBCs as well as for an excess amount (Overcollateralization Amount) that will eventually reach c percent of the original principal amount of the Notes. The Overcollateralization Amount will be collected approximately ratably over the expected term of the Notes.

      The SPE will retain all remitted TBCs in the Collection Account, which consists of four subaccounts entitled General, Reserve, Capital, and Overcollateralization. The General Subaccount holds all funds in the Collection Account not held in any of the other three subaccounts. The Servicer will remit all TBC payments to the General Subaccount, and the Trustee will draw on amounts in the General Subaccount to pay expenses of the SPE, and to make scheduled payments on the Notes and to make other payments and transfers in accordance with the terms of the Indenture. TBC collections in excess of amounts necessary to pay interest and principal on the Notes, related fees and expenses of the SPE, replenish the Capital Subaccount up to the required capital level, and fund and maintain the Overcollateralization Subaccount up to its required level, will be allocated to the Reserve Subaccount.

      If the TBCs collected in any period are insufficient to satisfy the SPE's payment obligations on the Notes, the Trustee may draw on amounts in the Reserve Subaccount, the Overcollateralization Subaccount, and finally, the Capital Subaccount to make necessary payments and transfers under the Indenture. To the extent that amounts in the Capital Subaccount or the Overcollateralization Subaccount are used to satisfy scheduled principal and interest payments, future TBCs will be adjusted to replenish those subaccounts. In addition, any funds in the Reserve Subaccount from prior payment dates will be used to replenish the Capital Subaccount and the Overcollateralization Subaccount.

      Investment income earned on amounts in the Collection Account also may be used to satisfy scheduled interest and principal payments on the Notes and to replenish the SPE's equity and the scheduled Overcollateralization Amount. Any excess revenues, up to an amount equal to the investment income on the Capital Subaccount, will be remitted to the SPE, which may distribute the earnings to Company.

      The Notes will provide for the following events of default: (1) a default in the payment of interest within five days after a payment is due;
(2) a default in the payment of outstanding principal as of the legal maturity date; (3) a default in Company's obligation to repurchase the Bondable Transition Property in the event of the breach of certain material representations concerning the effectiveness of the financing order and Company's rights in the Bondable Transition Property; (4) certain breaches of covenants, representations or warranties by the SPE in the Indenture that go unremedied for 30 days; and (5) certain events of bankruptcy or insolvency of the SPE.

      In the event of a payment default, the Trustee or holders of a majority in principal amount of all series then outstanding may declare the principal of all classes of the Notes to be immediately due and payable.

      The Notes will be secured by all property of the SPE, including the Bondable Transition Property, the Servicing Agreement, the Collection Account, all rights to obtain adjustments to the Bondable Transition Property, and any swap agreement executed to permit the issuance of floating rate Notes. Company expects the Notes to receive one of the three highest credit ratings from one or more nationally recognized credit rating agencies.


                                   ISSUES

      Does the issuance of the Financing Order authorizing the collection of the TBCs and the issuance of the Recovery Order authorizing the collection of the Tax
      Charges result in gross income to Company?

      Does the issuance of the Notes result in gross income to Company?

      Are the Notes obligations of Company?

                                    LAW

      Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived", except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services. Section 1.61-1(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete dominion." Commissioner v. Glenshaw Glass Co. 348 U.S. 426, 431 (1955), 1955-1 C.B. 207.

      The right to collect the TBCs and the Tax Charges is of significant value in producing income for Company. Moreover, State A's action in making the TBC rights transferable has enhanced that value. Generally, the granting of a transferable right by the government does not cause the realization of income. Rev. Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includable in income).

      The economic substance of a transaction generally governs its federal tax consequences. Gregory v. Helvering, 293 U.S. 465 (1935), XIV-1 C.B.
193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-1 C.B. 9. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. C. id. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

                                CONCLUSIONS

      Based on the facts as represented, we rule as follows:

      (1) The issuance of the Financing Order authorizing the collection of the TBCs and the issuance of the Recovery Order authorizing the collection of the Tax Charges will not result in gross income to Company.

      (2) The issuance of the Notes will not result in gross income to Company.

      (3) The Notes will be obligations of Company.

      Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax aspects of the transaction.

      This ruling is directed only to Company. Under section 6110(k)(3) of the Code, this ruling may not be used or cited as precedent.

      A copy of this letter should be attached to the federal income tax return of Company for the taxable years that include the transaction described in this letter.



                                 Sincerely,

                                    Assistant Chief Counsel
                                    Financial Institutions & Products



                                 By:
                                    ____________________________________
                                    Marshall Feiring
                                    Senior Technician Reviewer, Branch 2



cc: DD, Newark District
    Attn: Chief, Examination Division

    James F. Malloy
    Helen S. Yanchisin
    Arthur Andersen LLP
    1666 K Street, N.W.
    Washington, D.C. 20006